Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Years Ended December 31,
	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges	1.7	19.7	2.7	2.1	*

*	The earnings for the year ended December 31, 2003 were inadequate to cover total fixed charges. The coverage deficiency for the year ended December 31, 2003 (in thousands) was $2,086.

In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income tax (benefit) provision plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense on operating leases attributable to interest.